

Mail Stop 4631

August 2, 2016

<u>Via E-Mail</u>
Colm Wrynn
Chief Executive Officer
NaturalNano, Inc.
13613 Gulf Boulevard
Madeira Beach, Florida 33738

        Re: NaturalNano, Inc.
               Amended Form 8-K
               Filed July 21, 2016
               File No. 000-49901

Dear Mr. Wrynn:

At this time, we have limited our review of your filing to those issues we have addressed in our comment.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   We note your response to our letter dated July 5, 2016. We continue to believe the above-referenced current report on Form 8-K fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. We have considered your analysis; however, by transferring all existing business activities of the company to Mr. Wemett, as contemplated and agreed to in the Share Exchange Agreement, NaturalNano was effectively a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, for purposes of the reverse merger. As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 33- 8587, Sections 2.01(f) and 9.01 of Form 8-K. Please note the need for pro forma and interim financial information. Please promptly

amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction